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                           October 23, 2020

       Richard M. Maurer
       President
       Netfin Holdco
       9 Raffles Place, #23-04 Republic Plaza
       Singapore 048619

                                                        Re: Netfin Holdco
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed October 19,
2020
                                                            File No. 333-248486

       Dear Mr. Maurer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2020 letter.

       Amendment No. 2 on Registration Statement on Form S-4

       Comparative Per Share Data, page 26

   1. We note your response to comment 1. However, we reiterate our previous comment.
                                                        Revise your
calculations of the equivalent per share data to fully comply with the
                                                        Instructions to
paragraph (e) & (f), Part I Item 3(f) of Form F-4.
       Fintech Financial Statements
       Notes to the Financial Statements
       License fees, page F-41

   2. We note your response to comment 6. We await the revised disclosure provided to the
                                                        Staff supplementally.
 Richard M. Maurer
Netfin Holdco
October 23, 2020
Page 2
General

3. Please revise to disclose any prior material relationships between Netfin and Triterras
      Fintech and any of their respective affiliates or related parties. For example, it appears that public records indicate that Richard Maurer, the Chief Executive Officer of Netfin
      Acquisition Corp., is also the Chief Executive Officer of The Bolt-Hole Group, Inc.
      (formerly known as Rhodium Resources USA, Inc.). Clarify the nature of
the    previous
      business affiliations    between Mr. Maurer and Mr. Srinivas Koneru, the
founder of
      Rhodium Resources Pte. Ltd. and the controlling shareholder of Triterras Fintech, and his affiliates. Include appropriate disclosure regarding related party transactions between these parties.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameRichard M. Maurer
                                                           Division of
Corporation Finance
Comapany NameNetfin Holdco
                                                           Office of Technology
October 23, 2020 Page 2
cc:       Elliott Smith, Esq.
FirstName LastName